Exhibit 99.1

HAMILTON, BERMUDA, July 14, 2025 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today provides the following business update:

For the second quarter of 2025, the Company estimates time charter equivalent earnings for its fleet at $46,300 per day, comprising of $48,700 per day for the Company’s VLCCs operating in the spot market and $42,800 per day for the Company’s VLCCs on time charter. The estimated time charter equivalent earnings are based on 2,003 revenue days for the second quarter, of which 1,193 days are spot days.

Thus far in the third quarter of 2025, 53% of the available spot days have been booked at an average rate of $40,100 per day on a discharge-to-discharge basis. 73% of the available revenue days, spot and time-charter days combined, have been booked at an average rate of $40,300 per day.

In May 2025, the Company entered into a one-year time charter contract for DHT Bauhinia, built 2007, with a global energy company. The time charter contract has a rate of $41,500 per day. DHT Bauhinia was delivered into the time charter contract at the end of May 2025.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our fleet employment with a combination of market exposure and fixed income contracts; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit www.dhtankers.com.

Forward Looking Statements
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the SEC on March 20, 2025.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com